SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 11)*
CENTRAL VALLEY COMMUNITY BANCORP

(Name of Issuer)
COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)
155685 10 0

(CUSIP Number)
Gayle Graham, Central Valley Community Bancorp, 600 Pollasky Avenue, Clovis CA 93612 - (559) 298-1775

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            155685 10 0

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Daniel N. Cunningham

2	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
76,416

		6	SHARED VOTING POWER
30,627

		7	SOLE DISPOSITIVE POWER
76,416

		8	SHARED DISPOSITIVE POWER
30,627

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
107,043

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.3%

12	TYPE OF REPORTING PERSON*
IN

Item 1

(a)	Name of Issuer:
Central Valley Community Bancorp

(b)	Address of Issuer's Principal Executive Offices:
600 Pollasky Avenue Clovis, California 93612

Item 2

(a)	Name of Person Filing:
Daniel N. Cunningham

(b)	Address of Principal Business Office, or if None, Residence:
2517 West Shaw, Suite 108 Fresno, California 93711

(c)	Citizenship:
U.S.A.

(d)	Title of Class of Securities:
Common Stock, no par value

(e)	CUSIP Number:
155685 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
NOT APPLICABLE.

Item 4 Ownership.

(a)	Amount Beneficially Owned:
107,043 (1)

(b)	Percent of Class:

8.3%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
76,416 shares

(ii) shared power to vote or to direct the vote:

30,627 shares (2)

(iii) sole power to dispose or to direct the disposition of:
76,416 shares

(iv) shared power to dispose or to direct the disposition of:
30,627 shares (2)

(1)
Includes 21,780 shares held as trustee for the Bradley and Joanne Quinn Living Trust as to which Mr. Cunningham disclaims beneficial ownership and 30,627 shares held under a power of attorney executed in favor of Mr. Cunningham by Eric Quinn as to which Mr. Cunningham disclaims beneficial ownership. Also includes 2,000 shares which may be acquired on the exercise of currently vested options granted under the Central Valley Community Bancorp 2000 Stock Option Plan. Shares do not reflect 2-for-1 split effective January 6, 2003.

(2)
Held under a power of attorney executed in favor of Mr. Cunningham by Eric Quinn as to which Mr. Cunningham disclaims beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7	Identification of Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8	Identification and Classification of Members of the Group.
Not applicable.
Item 9	Notice of Dissolution of Group.
Not applicable.
Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 7, 2003
Date:

/s/ Daniel N. Cunningham Daniel N. Cunningham